Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$8,136	$9,605	$9,325	$11,477	$11,809
Fixed charges	804	931	569	553	486
Less:
Capitalized interest, net	(3)	(1)	(1)	(1)	(1)
Equity (income) loss — net of dividends	(449)	(122)	(371)	(201)	(426)
Adjusted earnings	$8,488	$10,413	$9,522	$11,828	$11,868
FIXED CHARGES:
Gross interest incurred	$736	$857	$484	$464	$398
Interest portion of rent expense	68	74	85	89	88
Total fixed charges	$804	$931	$569	$553	$486
Ratios of earnings to fixed charges	10.6	11.2	16.7	21.4	24.4

As of December 31, 2016, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $587 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.